NEWS RELEASE Electra Meccanica Announces First SOLO Manufacturing Agreement

(Vancouver, B.C.) - October 2, 2017 - ElectraMeccanica Vehicles Corp. (OTCQB: ECCTF) announced today that it has signed a manufacturing agreement with Zongshen Industrial Group Co., Ltd to produce 75,000 SOLO all-electric vehicles over the next three years. Specifically, the plan calls for the production of 5,000 SOLOs in 2018; 20,000 in 2019; and 50,000 in 2020. This agreement pairs one of the world's leading industrial manufacturing conglomerates with a preeminent and forward-thinking company in Electra Meccanica.

"Renewable, clean energy-powered and Artificial Intelligence-driven transportation is the direction of the strategic transformation of Zongshen Industrial Group Co., Ltd. We are pleased to work and move forward together with Electra Meccanica, and are confident about our ability and capacity to reach this goal", said Mr. Hu, the CEO of Zongshen Industrial Group.

"We are thrilled that Zongshen has joined us in leading the clean energy charge and partnered with us in the production of our innovative, new SOLO," said Jerry Kroll, CEO, ElectraMeccanica Vehicles Corp. "We have thousands of orders on the books and we now have the manufacturing capacity to begin filling these orders for our customers."

The SOLO made its world debut in 2016 and to date has amassed combined corporate and retail orders totaling over 20,000 units, representing close to $400 million CAD in anticipated purchase price value. The SOLO's unique design is powered by a 16.1 kWh lithium-ion battery and the drive system is tuned for both speed and mobility. With a range of 160 km (100 miles), and a top speed of 130 kph (80 mph), the SOLO delivers superior performance and spirited driving. Electra Meccanica is currently offering dealer opportunities and is accepting fully-refundable $250 deposits for the SOLO, and $1,000 deposits on the Tofino, at EMVauto.com.

###

About ElectraMeccanica Vehicles Corp.

Electra Meccanica (OTCQB: ECCTF) designed and builds the innovative, all-electric SOLO and the Tofino all-electric sport coupe. Both vehicles are tuned for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly.

More information can be found at EMVauto.com.

About Zongshen Industrial Group Co., Ltd.

Zongshen Industrial Group Co., Ltd., a diversified investment holding group, engages in industrial equipment manufacturing, real estate, automobile sales, financial, and mining businesses. The company provides small-size thermal power machinery, motorcycle engines, general-purpose gasoline engines, diesel engines, truck engines, parts and components of automobile, various agricultural and forestry machinery, special powers, multi-fuel powers, marine propulsion powers, etc.; and gasoline and electric motorcycles, and three-wheelers, as well as components and parts of motorcycles, vehicles and IT, etc. It also engages in the development of commercial and residential, education industry, automobile and motorcycle industrial chain aftermarket, elderly care and rehabilitation, and financial and international exchange and cooperation complexes. Zongshen Industrial Group Co., Ltd. was formerly known as Zongshen Motorcycle Science & Technology and changed its name to Zongshen Industrial Group Co., Ltd. in January 2003. The company was founded in 1992 and is based in Chongqing, China. It has operations in Europe, America, the Middle East, Southeast Asia, and Africa.

Investor Relations Information
Sam Woolf
Investor Relations Coordinator Tel. 604-715-7607
Email: sam@electrameccanica.com

Jeff Walker
The Howard Group Inc.
Tel. 403-221-0915
Email: jeff@howardgroupinc.com

Media Contact Information
Jeff Holland
Head of Media Relations Tel. 562-640-1758
Email: JeffHolland@electrameccanica.com

Cautionary Statement Regarding "Forward-Looking" Information

Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as "expects", "intends", "is expected", "potential", "suggests" or variations of such words or phrases, or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company's control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.